Exhibit 99.1

Notice of our 2026 annual meeting

of shareholders

When

Thursday, May 7, 2026

10:00 a.m. CST

Via live webcast from Saskatoon, SK

https://meetings.lumiconnect.com/400-707-444-004

password: cameco2026 (case sensitive)

Your vote is important

If you held Cameco common shares on March 9, 2026 (the record date), you are entitled to receive notice of and to vote at this meeting.

You can vote in advance or in real time at the meeting. We encourage shareholders to vote by proxy in advance of the meeting because it’s the easiest way to vote your shares.

See pages 9 through 14 of the attached management proxy circular for information about how to vote. To be valid, Computershare Investor Services Inc., our transfer agent, must receive your voting instructions before 10:00 a.m. CST on Tuesday, May 5, 2026 (the proxy deadline).

If you have any questions or need assistance voting, please contact Kingsdale Advisors at 1-888-518-1558 (toll-free in North America) or 437-561-4997 (text and call enabled outside North America) or by email at contactus@kingsdaleadvisors.com.

By order of the Board of Directors,

Jenny Hoffman

Corporate Secretary

Saskatoon, Saskatchewan

April 2, 2026

For more information Shareholders (or their proxyholders) attending the virtual meeting will: receive the audited consolidated financial statements of Cameco for the fiscal year ended December 31, 2025, and the report of the auditors elect directors appoint the auditors for the coming year and authorize the directors to fix their remuneration consider an advisory resolution on Cameco’s approach to executive compensation, and consider any other business that may properly come before the meeting. Read more about the business of the meeting beginning on page 5 of the attached management proxy circular. Shareholder proposals for our 2027 annual meeting of shareholders must be received between December 8, 2026, and February 5, 2027, and we require advance notice for nominating directors (see page 61). Access our 2025 annual report and other documents and information online: cameco.com sedarplus.com (SEDAR+) sec.gov/edgar.shtml (EDGAR) See pages 61 and 62 for more information. Common shares outstanding 435,457,978 at December 31, 2025 435,532,978 at March 9, 2026 Computershare Investor Services Inc. is our transfer agent and registrar in Canada. Computershare Trust Company, N.A. is our co-transfer and co-registrar in the US.